Exhibit 3.1

HRG GROUP, INC.
CERTIFICATE OF ELIMINATION
OF
SERIES A-2 PARTICIPATING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

HRG Group, Inc. (formerly known as “Harbinger Group Inc.”), a Delaware corporation (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
FIRST: Pursuant to Section 151 of the DGCL and authority granted in the Certificate of Incorporation of the Company (as amended as of the date hereof, the “Certificate of Incorporation”), the Board of Directors of the Company (the “Board”) previously designated (i) 120,000 shares of preferred stock as Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), and established the terms of the shares of such series in the Certificate of Designation of Series A-2 Participating Convertible Preferred Stock, which Certificate of Designation was filed in the Office of the Secretary of State of the State of Delaware on August 5, 2011 (as amended as of the date hereof, the “Series A-2 Certificate of Designation”) and is in full force and effect on the date hereof. None of the authorized shares of Series A-2 Preferred Stock are outstanding and none will be issued.
SECOND: Pursuant to the authority conferred on the Board by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the DGCL, the Board, on November 19, 2015, duly adopted the following resolutions authorizing the elimination of the Series A-2 Preferred Stock:
RESOLVED, that pursuant to the authority conferred on the Board by the provisions of Section 151 of the Delaware General Corporation Law (“DGCL”), the Board hereby eliminates the Series A-2 Preferred Stock, of which no shares are currently outstanding and of which no shares will be issued subject to the designations previously filed with respect to such series; and it is further
RESOLVED, that the appropriate officers of the Company, or any one or more of them, hereby are authorized, in the name and on behalf of the Company, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Series A-2 Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation of the Company all matters set forth relating to the Series A-2 Preferred Stock.
THIRD: That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A-2 Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.
[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Elimination on this 19th day of November, 2015.

HRG GROUP, INC.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President & Chief Financial Officer

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